International Flavors & Fragrances Inc.

521 West 57th Street

New York, NY 10019

T: 212-765-5500

F: 212-708-7144

June 1, 2012

Rufus Decker, Accounting Branch Chief

Nudrat Salik, Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

RE:	International Flavors & Fragrances Inc.
Form 10-K for the Year Ended December 31, 2011
Form 10-Q for the Period Ended March 31, 2012
Response Dated May 18, 2012
File no. 1-4858

Dear Mr. Decker:

In your letter dated May 23, 2012, you requested that we respond to your comments within ten business days or to advise you when we would provide a response.

As discussed with Nudrat Salik, we are requesting an extension to the initial ten business days’ response deadline, as we require additional time to gather the necessary information to provide responses to your comments. We will file our response to your comment letter no later than June 21, 2012.

We appreciate your support regarding the timing of this request. Please contact me at (212) 708-7270 if you have any questions regarding the foregoing.

Sincerely,

International Flavors & Fragrances Inc.

/s/ Kevin C. Berryman

Kevin C. Berryman

Executive Vice President

and Chief Financial Officer